424010_1                          UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934




                                  SURREY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                COMMON STOCK AND
                    REDEEMABLE COMMON STOCK PURCHASE WARRANTS
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                             Unit: CUSIP 86888L 20 8
                        Common Stock: CUSIP 86888L 10 9
                           Warrant: CUSIP 86888L 11 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                               JOHN VAN DER HAGEN
                              13110 TRAILS END ROAD
                                LEANDER, TX 78641
                                 (512) 267-7272
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                DECEMBER 31, 1997
--------------------------------------------------------------------------------
                      (Date of Event Which Requires Filing
                               of This Statement)
                       (Cover page continued on next page)


                                Page 1 of 5 Pages

                                  SCHEDULE 13G

-------------------------------------       ------------------------------------
CUSIP NO. 86888L 20 8                         PAGE    2    OF    5    PAGES
          -----------                              -------    -------
-------------------------------------       ------------------------------------

---------- ---------------------------------------------------------------------
 1         NAMES OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                  John B. van der Hagen

---------- ---------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[_]
                                                                         (b)[_]

---------- ---------------------------------------------------------------------
 3         SEC USE ONLY

---------- ---------------------------------------------------------------------
 4         CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America

------------------------- ------------ -----------------------------------------
                           5           SOLE VOTING POWER
        NUMBER OF
                                             1,124,727 shares
         SHARES

      BENEFICIALLY

        OWNED BY

          EACH

        REPORTING

         PERSON

          WITH
                          ------------ -----------------------------------------
                           6           SHARED VOTING POWER

                                             -0- shares
                          ------------ -----------------------------------------
                           7           SOLE DISPOSITIVE POWER

                                             1,124,727 (see item 4) shares
                          ------------ -----------------------------------------
                           8           SHARED DISPOSITIVE POWER

                                             -0- shares
---------- ---------------------------------------------------------------------
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,125,727 shares (see item 4)

---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            [_]

---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  47.4%

---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

                  CO

---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).    NAME OF ISSUER.

                    Surrey, Inc.


ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                    13110 Trails End Road
                    Leander, TX  78641


ITEM 2(a).    NAME OF PERSON FILING.

                    John B. van der Hagen


ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

                    13110 Trails End Road
                    Leander, TX  78641


ITEM 2(c).    CITIZENSHIP.

                    U.S.A.


ITEM 2(d).    TITLE OF CLASS OF SECURITIES.

                    Common Stock and
                    Redeemable Common Stock Purchase Warrants


ITEM 2(e).    CUSIP NO.

                    Unit: CUSIP 86888L 20 8
                    Common Stock: CUSIP 86888L 10 9
                    Warrant: CUSIP 86888L 11 7



                                Page 3 of 5 Pages

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON IS A:

[ ]    (a)    Broker or Dealer registered under Section 15 of the Act;

[ ]    (b)    Bank as defined in Section 3(a)(6) of the Act;

[ ]    (c)    Insurance Company as defined in Section 3(a)(19) of the Act;

[ ]    (d)    Investment Company registered under Section 8 of the Investment
              Company Act;

[ ]    (e)    Investment Adviser registered under Section 203 of the Investment
              Advisers Act of 1940;

[ ]    (f)    Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

[ ]    (g)    Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G)
              (Note: See Item 7); or

[ ]    (h)    Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

         Not Applicable.


ITEM 4.       OWNERSHIP.

(a)      Amount Beneficially Owned:                             1,125,727 shares
              (includes 1,000 shares issuable pursuant to 1,000 redeemable common stock purchase warrants)

(b)      Percent of Class (based on 2,373,727 shares outstanding,
              including 1,000 shares issuable upon exercise of
              Mr. van der Hagen's warrants)(1):                            47.4%

(c)      Number of shares as to which such person has:

         (i) Sole power to vote or
         to direct the vote (excluding
         warrant shares):                                       1,124,727 shares

         (ii) Shared power to vote or
         to direct the vote:                                          -0- shares

         (iii) Sole power to dispose or
         to direct the disposition of (pledged
         to secure the Company's bank loan;
         excluding warrant shares):                             1,124,727 shares

         (iv) Shared power to dispose or
         to direct the disposition of:                                -0- shares


                                Page 4 of 5 Pages

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.


ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.


ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.


ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.


ITEM 10.      CERTIFICATION.

         Not applicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      January 7, 1998.

                                           By:   /s/ John B. van der Hagen
                                              ----------------------------------
                                                 John B. van der Hagen
                                                 Title: CEO


                                Page 5 of 5 Pages